

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 28, 2010

Via Fax & U.S. Mail

Ms. Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue,
Pawtucket, Rhode Island 02862

      Re: Hasbro, Inc.
             Form 10-K for the year ended December 27, 2009
             File No. 001-06682

Dear Ms. Thomas:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief